SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Morton’s Restaurant Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Fertitta Morton’s Restaurants, Inc.

Fertitta Morton’s Acquisition, Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

619430101

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

President

Fertitta Morton’s Holdings, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Arthur S. Berner

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, TX 77010-2007

(713) 547-2526

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Fertitta Signs Agreement to Acquire Morton’s Restaurant Group at $6.90 Per Share

HOUSTON, Dec. 16, 2011 /PRNewswire/ — Tilman J. Fertitta announced today that his wholly-owned company, Fertitta’s Morton’s Restaurants, Inc. and is wholly owned subsidiary Fertitta Morton’s Acquisition, Inc. (collectively, “Fertitta”) have signed an Agreement to acquire 100% of Morton’s Restaurant Group, Inc. (NYSE: MRT) (“MRT”) for $6.90 a share. Fertitta will acquire MRT through an all-cash tender and merger. The tender offer will commence no later than 10 business days from the date hereof. The price for the MRT shares represents a premium of approximately 34% to the closing price on Thursday, December 15, 2011. Tilman J. Fertitta already owns approximately 5% of the outstanding common stock of MRT, making him one of MRT’s largest individual stockholders.

Tilman J. Fertitta remarked, “Morton’s is one of the most recognizable and successful high-end steak brands in the world. They are a dominant operator in the high-end steak category. Morton’s will be refreshed and modernized while still maintaining its first class atmosphere and food quality. The Morton’s guests will continue to receive exceptional food and service, and we plan to introduce new food items and expand our culinary offerings.”

According to Christopher J. Artinian, President and Chief Executive Officer of MRT, “Tilman has an outstanding portfolio of restaurants. He really understands the value of the Morton’s brand and our people, and is well-positioned to further enhance our reputation as the world’s best steakhouse.”

Morton’s Steakhouse is a leading operator in the upscale steakhouse segment generating over $300 million in annual revenues and operates over 70 restaurants in 26 states in the U.S., Toronto, Canada, San Juan, Puerto Rico, Hong Kong, Shanghai, Singapore, Mexico City and Macau.

ABOUT FERTITTA

Mr. Fertitta formed and created Fertitta Morton’s Restaurants, Inc. and Fertitta Morton’s Acquisition, Inc. to enter into the transaction to acquire Morton’s Restaurant Group, Inc. Both of Mr. Fertitta’s newly formed companies are affiliates of Mr. Fertitta’s highly acclaimed and nationally renowned hospitality, restaurant and entertainment company, Landry’s, Inc.

Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants, primarily under the names of Landry’s Seafood House, Rainforest Cafe, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House and Oceanaire, as well as a fine dining signature group of restaurants: Vic & Anthony’s, Grotto, Willie G’s and others. The Company is also engaged in the ownership and operation of gaming, hospitality and entertainment businesses, including the Golden Nugget Hotel & Casinos in Las Vegas and Laughlin, Nevada, and Atlantic City, the Kemah Boardwalk, the San Luis Resort Hotel, and the Downtown Aquariums in Denver and Houston. Landry’s and Mr. Fertitta’s affiliated companies will generate approximately $2 billion in revenues in 2011.

Full details of the tender offer will be included in Fertitta’s formal offer to purchase and related materials which will be publicly filed with the Securities and Exchange Commission on Schedule TO and subsequently mailed to MRT stockholders. The tender offer will be subject to customary conditions, including, among other things, there being validly tendered and not withdrawn, prior to the expiration of the offer, that number of shares of common stock of MRT, that would represent at least a majority of the total number of then-outstanding shares calculated on a fully diluted basis.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY MRT’S COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT FERTITTA INTENDS TO FILE WITH THE

SECURITIES AND EXCHANGE COMMISSION. MRT STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV FROM FERTITTA OR MRT WHEN THEY BECOME AVAILABLE.

CONTACT: Rick H. Liem, Executive Vice President & CFO, +1-713-850-1010; or Dancie Ware, Dancie Perugini Ware Public Relations, +1-713-224-9115

3